

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2025

Doron Kerbel
General Counsel and Corporate Secretary
GILAT SATELLITE NETWORKS LTD
Gilat House
21 Yegia Kapayim Street, Kiryat Arye
Petah Tikva 4913020, Israel

> **Re: GILAT SATELLITE NETWORKS LTD**
> **Registration Statement on Form F-3**
> **Filed on August 28, 2025**
> **File No. 333-289911**

Dear Doron Kerbel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing